FILE NO.
                                                                         -------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

              AMENDMENT NO. 3 TO FORM U-1 APPLICATION/DECLARATION

                             UNDER SECTION 3(b) AND

            RULE 10 OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            -------------------------

                             DUKE ENERGY CORPORATION
                              526 S. Church Street
                         Charlotte, North Carolina 28202

                (Name of the company filing this application and
                   address of its principal executive office)

                            -------------------------

                                 David L. Hauser
                            Senior Vice President and
                                    Treasurer
                             Duke Energy Corporation
                              526 S. Church Street
                         Charlotte, North Carolina 28202

                     (Name and address of agent for service)

               Please also submit copies of all correspondence to:

                                Adam Wenner, Esq.
                             Catherine O'Harra, Esq.
                             Vinson & Elkins L.L.P.
                           The Willard Office Building
                         1455 Pennsylvania Avenue, N.W.
                            Washington, DC 20004-1008

                             J. Curtis Moffatt, Esq.
                                Van Ness Feldman
                           A Professional Corporation
                            1050 Thomas Jefferson St.
                          Washington, D.C.  20007-3877

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION

     Applicant Duke Energy Corporation ("Duke Energy"), a North Carolina corporation, has entered into an Amended and Restated Combination Agreement with Westcoast Energy Inc. ("Westcoast"), a corporation organized under the laws of Canada, pursuant to which Duke Energy will acquire the stock of Westcoast in exchange for $3.5 billion in cash and stock and the assumption of approximately $5 billion in Westcoast debt (the "Acquisition"). Duke Energy hereby applies under Section 3(b) of the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), for an order exempting certain foreign companies that will be acquired by Duke Energy in conjunction with the Acquisition.

     Westcoast has three subsidiaries that are public-utility companies operating exclusively outside the United States ("Non-U.S. Utilities"). None of the Non-U.S. Utilities, either before or after the Acquisition, will serve customers in the United States, nor will the Non-U.S. Utilities derive any income directly or indirectly from sources within the United States. The Non-U.S. Utilities are as follows:

     1. Union Gas Limited ("Union Gas"), a wholly-owned, direct(1) subsidiary of Westcoast, is engaged in the transportation and storage of natural gas and the distribution of natural gas to residential, commercial and industrial customers in Ontario, Canada;

     2. Pacific Northern Gas Ltd. ("Pacific Northern"), a 40.04%-owned, direct subsidiary company of Westcoast, is engaged in the transportation of natural gas and the distribution of natural gas to residential, commercial, and industrial customers in British Columbia, Canada; and

     3. P.T. Puncakjaya Power ("PJP"), a 42.86%-owned, indirect subsidiary company of Westcoast, is engaged in the generation and sale of electric power to industrial customers in Irian Jaya, Indonesia.

     Union Gas is a public company. Westcoast directly owns 100% of the voting common shares of Union Gas stock. The public holds 100% of the Class A, Class B and Class C preferred, non-voting shares of Union Gas stock. The preferred shares of Union Gas trade on the Toronto Stock Exchange. The voting common shares are not listed.

     Pacific Northern is a public company and has Class A Non-Voting Common Shares with a par value of $2.50 each and 6.75% Cumulative Redeemable Preferred Shares with a par value of $25.00 each that trade on the Toronto Stock Exchange. Westcoast directly owns 40.04% of the non-voting Class A Common shares of Pacific Northern and 100% of the voting Class B Common shares, without intermediate subsidiaries. The public owns the balance of the Class A Common shares and all (200,000 shares) of the 6.75% Preferred shares.

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1    Union Gas is currently 100% owned by Centra Gas Utilities Inc., which is
100% owned by Centra Gas Holdings Inc., which is 100% owned by Westcoast Gas Inc., which is 100% owned by Westcoast Gas Holdings Inc., which is 100% owned by Westcoast. However, these four intermediate companies will be amalgamated into Westcoast prior to closing.

     Westcoast indirectly owns, through Westcoast (PJP) Holdings, Inc., a corporation organized under the laws of Canada, a 42.86% share of PJP. Duke Energy currently indirectly owns, through Duke Energy International PJP Holdings (Maruritius), Ltd., an Indonesian company, a 42.86% share of PJP. The remaining 14.28% interest in PJP is owned by P.T. Austindo Nusantara Jaya, a limited liability company established under the laws of the Republic of Indonesia. Upon and after the effective date of the Acquisition, Duke Energy may, for tax, legal, regulatory or administrative reasons, restructure the corporate organization described above.

                APPLICANT'S STATEMENTS IN SUPPORT OF APPLICATION

     In  support  hereof,  the  Applicant  states:

     (1) Duke Energy is a publicly held corporation organized under North Carolina law with its principal offices located at 526 S. Church Street, Charlotte, North Carolina 28202. Duke Energy engages directly and indirectly in the generation, transmission, distribution and sale of electric energy to retail and wholesale customers in the States of North Carolina and South Carolina. Duke Energy is an electric utility company and a public-utility company as such terms are defined in the 1935 Act.

     (2)  Union  Gas  is  organized  under  the laws of Ontario, Canada. Pacific
Northern is organized under the laws of British Columbia, Canada. PJP is organized under the laws of the Republic of Indonesia. The Non-U.S. Utilities will not engage in any business other than the acquisition of Canadian or Indonesian public-utility companies, the supervision of Duke Energy's investments in Canada and Indonesia, and the participation in the management and operation of Canadian and Indonesian public-utility companies.

     (3) The Non-U.S. Utilities derive no income, either directly or indirectly, from sources within the United States. The Non-U.S. Utilities are not qualified to do business in any state of the United States, nor is any Non-U.S. Utility a public-utility company operating in the United States. The Non-U.S. Utilities have no plan to derive any income from United States operations, from any company qualified to do business in any state of the United States, or from any public-utility company operating in the United States.

     (4) Section 3(b) of the 1935 Act provides that the Commission "shall exempt any subsidiary company, as such, from any provision or provisions of [the 1935 Act] if such subsidiary company derives no material part of its income, directly or indirectly, from sources within the United States, and neither it nor any of its subsidiary companies is a public-utility company operating in the United States," provided that the Commission finds that the application of the 1935 Act to such subsidiary company is "not necessary in the public interest or for the protection of investors."

     (5) None of the Non-U.S. Utilities is a public-utility company operating in the United States. The proposed investment will not affect the Non-U.S. Utilities' status as public utility companies subject to regulation by the laws of the jurisdiction in which the Non-U.S. Utilities are organized and operate. The Non-U.S. Utilities do not derive any income from United States operations or sources within the United States. As explained below, regulation of the Non-U.S.

Utilities under the 1935 Act is not necessary in the public interest, or for the protection of investors or consumers. Therefore, as in the following cases, each of the Non-U.S. Utilities satisfies the standards of section 3(b) and should be accorded an unqualified exemption, as a subsidiary company, from all provisions of the 1935 Act. See Public Service Company of Colorado, HCAR No. 26671 (Feb. 19, 1997) ("PSC Colorado"); UtiliCorp United, Inc., HCAR No. 26353 (Aug. 7,
1995)  ("UtiliCorp  1995");  UtiliCorp  United,  Inc., HCAR No. 26918 (Sept. 28,
1998)  ("UtiliCorp  1998").

     (6)  Although  the  Non-U.S. Utilities would satisfy the requirements under section 33(a)(3) of the 1935 Act and become a "foreign utility company" ("FUCO") as defined therein upon the filing of a notice on Form U-57, the capitalization limits established by section 33(f) would restrict the ability of Duke Energy to finance the acquisition of the Non-U.S. Utilities as FUCOs(2). The Commission has previously recognized that section 3(b) provides an alternative route for foreign acquisitions in identical circumstances. See PSC Colorado, UtiliCorp 1995; UtiliCorp 1998. (These opinions were issued after October 24, 1992, the date upon which section 33 was added to the 1935 Act.)

     (7) The legislative history of the Energy Policy Act of 1992, through which section 33 became law, makes clear that section 33 was to be read in a permissive-not a restrictive-manner. Senator Donald Riegle, the Chairman of the Senate Banking Committee and a primary Senate proponent of the section 33 legislation, stated that "[w]hile section 33 is important, we must remember that international activities by utilities is permitted by current law. Specifically, under current law, the Securities and Exchange Commission has the authority to permit, on a case-by-case basis, utility functions outside the United States
 .The provisions of section 33 supplement these foreign options for utility operations and do not in any way limit the ability to pursue the SEC approval under current law .We must remember that the purpose of section 33 is to facilitate foreign investment, not burden it. Congressional Record, 102nd Cong., Oct. 8, 1992, 138 Cong. Rec. S. 17625 (emphasis supplied). See also Energy Policy Act of 1992, H.R. Conf. Report No. 102-1018 at 388, 1992 U.S.C.C.A.N. 2472, 2479 (1992); Entergy Corp., HCAR No. 25706 (Dec. 14, 1992).

     (8) Duke Energy will not seek recovery through higher rates to its domestic regulated utility customers for any possible loss it might sustain by reason of the proposed investment in the Non-U.S. Utilities or for any inadequate returns on that investment. Duke Energy's domestic utility customers will not be put at risk of any adverse financial effects resulting from the operations of the Non-U.S. Utilities, nor will the ability of the state public utility commissions of North Carolina and South Carolina, which have regulatory jurisdiction over Duke Energy's retail rates, to protect the interests of consumers in their respective states be adversely affected.

     (9) Duke Energy has filed herewith, as Exhibits 3 and 4, respectively, its October 10, 2001 application to the North Carolina Utilities Commission and its October 12, 2001

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2 In 1994, Duke Energy submitted a Notification of Foreign Utility Company Status on behalf of PJP. Form U-57, December 16, 1994. Upon obtaining the exemption requested herein and prior to acquiring the stock of Westcoast, Duke Energy will withdraw the Notification of Foreign Utility Company Status and PJP will no longer be a FUCO.

application to the Public Service Commission of South Carolina (the "State Commissions"), as amended. Both applications seek approval of the Acquisition and the issuance of Duke Energy stock in connection with the Acquisition. Among other things, these applications seek (i) approval of Duke Energy's indirect acquisition of the Non-U.S. Utilities, and (ii) a determination by the State Commissions that Duke Energy's stock issuance will be compatible with the public interest, will be necessary and appropriate for, and consistent with, the proper performance by Duke Energy of its service to the public as a utility, will not impair its ability to perform that service, and will be reasonably necessary and appropriate for such purpose. Duke Energy will supplement this Application/Declaration with the State Commissions' rulings once they are issued. Duke Energy has also filed herewith its December 14, 2001 application to the Federal Energy Regulatory Commission ("FERC") for approval, pursuant to
Section 203 of the Federal Power Act, for its proposed change in control over Engage Energy America LLC and Frederickson Power L.P., both of which are subsidiary companies of Westcoast. A copy of the application is filed herewith as Exhibit 10. On December 20, 2001, the FERC issued public notice of the filing, with the period for filing comments, protests or interventions closing on January 11, 2002. Duke Energy has requested that the FERC act on its application on or before its meeting scheduled for February 27, 2002. Duke Energy will supplement this Application/Declaration with the FERC's ruling when it is issued.

     (10) Both the North Carolina and South Carolina Public Service Commissions have previously issued letters to the SEC with regard to Duke Energy, stating that each Commission "has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority."(3) The Commission has relied on similar certifications granting exemptions under section 3(b) of the 1935 Act. See, e.g., PSC Colorado.

     (11) Duke Energy's domestic utility operations are, and will continue to be, fully separated from Duke Energy's foreign operations. Moreover, since Duke Energy is a publicly-traded company subject to the continuous disclosure requirements of the Securities Exchange Act of 1934, as amended, regulation under the federal securities laws offers significant additional protections for the interest of investors. Hence, regulation of the Non-U.S. Utilities as subsidiaries of a holding company is not necessary for either the public interest or for the protection of investors.

     (12) Duke Energy will maintain separate books of account for the Non-U.S. Utilities and any of its subsidiaries that may control the Non-U.S. Utilities and will commit to provide access to those books and records to each State Commission with retail rate jurisdiction to the extent not already required under state law. Duke Energy commits that it will maintain corporate separation from the Non-U.S. Utilities.

     (13) On the basis of the facts set forth in this Application/Declaration, the Commission should grant the Non-U.S. Utilities the exemption without qualification provided for by section 3(b) of the 1935 Act.


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3    See  Duke Energy Form U-57, Notification of Foreign Utility Company Status,
July 15, 1998, adopted by reference in subsequent Duke Energy Form U-57 filings and filed herewith as Exhibit 6.

     (14) If  the  Non-U.S.  Utilities  are  exempt  without qualification under
Section 3(b) of the 1935 Act, then Duke Energy and Duke Energy's subsidiary companies that directly or indirectly hold interests in the Non-U.S. Utilities (the "Intermediate Subsidiary Companies") would be entitled to the exemption provided for by Rule 10 of the 1935 Act. Duke Energy and the Intermediate Subsidiary Companies will rely upon Rule 10(a)(1) to provide an exemption insofar as each is a holding company. Duke Energy and the Intermediate Subsidiary Companies will rely upon Rule 11(b)(1) to provide an exemption from the approval requirements of sections 9(a)(2) and 10 to which they would otherwise be subject.

     (15) In addition, if the Non-U.S. Utilities are exempt under Section 3(b) of the 1935 Act, then Duke Energy and Duke Energy's intermediate subsidiaries would be entitled under Rule 11(b)(1) to an exemption from Section 9(a)(2) of the Act.

     (16) Duke Energy hereby consents to include, in its annual report on Form U-33-S, all relevant and appropriate information regarding the Non-U.S. Utilities.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES

     An estimate of the fees and expenses to be paid or incurred by the Applicants in connection with the proposed transaction is set forth below:

     Counsel Fees . . . . . . . . . . . . . . . . . . . $10,000

     Total . . . . . . . . . . . . . . . . . . . . . . .$10,000

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

     Sections 3(b), 9(a)(2), and 10(a)(1) and Rules 10 and 11(b)(1) of the 1935 Act are or may be applicable to the proposed transaction described herein. To the extent any other sections of the 1935 Act may be applicable to the proposed transaction, Applicant hereby requests appropriate orders thereunder.

ITEM 4.   REGULATORY APPROVAL

     In addition to the approval of the Commission under Section 3(b) requested in this Application/Declaration, Duke Energy has sought approval by the State Commissions for Duke Energy's acquisition of Westcoast, its indirect acquisition of the Non-U.S. Utilities and its issuance of stock in order to carry out the Acquisition. Duke Energy's applications to the State Commissions are provided at Exhibits 3 and 4. In addition, Applicant has received approval from the New York Public Service Commission for approval of the indirect acquisition by Duke Energy of Westcoast's subsidiary Empire State Pipeline, an intrastate natural gas pipeline located in New York State that does not serve any retail distribution customer (see Exhibit 5).

ITEM 5.   PROCEDURE

     It is requested that the Commission issue and publish no later than February 1, 2002 the requisite notice under Rule 23 with respect to the filing of this Application/Declaration, such notice to specify a date not later than February 25, 2002 as the date after which an order granting and permitting this Application/Declaration to become effective may be entered by the Commission, and that, in order not to delay the closing date for the Transaction, the Commission enter not later than February 28, 2002 an appropriate order granting and permitting this Application/Declaration to become effective.

     Duke Energy hereby waives a hearing with respect to this Application/Declaration and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Duke Energy hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order.

ITEM 6.   EXHIBITS

     The following exhibits are hereby filed as a part of this Application/Declaration:
     EXHIBIT  1     Form of Notice.

     EXHIBIT 2 Opinion of Counsel [to be filed with the certificate of notification].

     EXHIBIT  3     Application of Duke Energy to the North Carolina Utilities
                    Commission, dated October 10, 2001, as amended.

     EXHIBIT  4     Application of Duke Energy to the Public Service Commission of
                    South Carolina,  dated October 12, 2001, as amended.

     EXHIBIT  5     Joint Petition of Duke Energy, Westcoast and 3946509 Canada Inc.
                    for Approval of Stock Acquisition to the New York State Public
                    Service Commission,  filed  October 16, 2001.

     EXHIBIT  6     Duke  Energy  Form U-57, Notification of Foreign Utility Company
                    Status, July 15, 1998.

     EXHIBIT  7     Order of the North Carolina Utilities Commission (to be filed by amendment).

     EXHIBIT  8     Order of the Public Service Commission of South Carolina (to be
                    filed by amendment).

     EXHIBIT  9     Order  of  the  New  York State Public Service Commission (to be
                    filed  by  amendment).

     EXHIBIT 10     Application of  Engage Energy America LLC and Frederickson Power
                    L.P.  and Duke Energy Corporation for Approval of Change in
                    Upstream Control and Resulting Disposition of Jurisdictional
                    Facilities Pursuant to Section 203 of the Federal Power Act,
                    dated  December 14, 2001.


                                        7

     EXHIBIT 11 Order of the Federal Energy Regulatory Commission (to be filed by amendment).


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

     The proposed transaction does not involve major federal action having a significant effect on the environment and to the best of the Applicant's knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

     It is requested that copies of all orders, notices and communications with respect to the above Application/Declaration be served as follows:

         David  L.  Hauser
         Vice  President  and
          Treasurer
         Duke  Energy  Corporation
         526  S.  Church  Street
         Charlotte,  North  Carolina  28202

         Adam  Wenner,  Esq.
         Catherine  O'Harra,  Esq.
         Vinson  &  Elkins  L.L.P.                 J. Curtis Moffatt, Esq.
         The  Willard  Office  Building            Van Ness Feldman
         1455  Pennsylvania  Avenue,  N.W.         1050 Thomas Jefferson St.
         Washington, DC 20004-1008                 Washington, D.C. 20007-3877

     WHEREFORE, Duke Energy respectfully requests that the Commission issue an order herein determining (i) that the Non-U.S. Utilities are entitled to the exemption without qualification provided for by Section 3(b) of the 1935 Act and
(ii) that Duke Energy and its intermediate subsidiaries that directly or indirectly own voting securities of the Non-U.S. Utilities are entitled to the exemption provided by Rules 10 and 11(b)(1) of the 1935 Act.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                      Respectfully submitted,

                                      DUKE ENERGY CORPORATION


                                      By:
                                         ----------------------------------
                                                  David L. Hauser
                                                  Vice President and
                                                    Treasurer

Dated:   January    ,  2002
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